Exhibit (a)(1)(A)
Offer to Purchase for Cash
by
SYBASE, INC.
of
Up to 10,000,000 Shares of its Common Stock
(including the associated rights issued under
the Preferred Stock Rights Agreement)
at a Purchase Price Not Greater Than $30.00 nor Less Than $28.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 7, 2008,
UNLESS THE OFFER IS EXTENDED.

Sybase, Inc., a Delaware corporation (the “Company,” “we,” or “us”), is offering to purchase up to 10,000,000 shares of its common stock, par value $0.001 per share (the “common stock”), including the associated rights (the “Rights”) issued under the Preferred Stock Rights Agreement between the Company and the American Stock Transfer & Trust Company, as Rights Agent, dated as of July 31, 2002, as amended, at a price not greater than $30.00 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to shares shall refer to the common stock of the Company and shall include the Rights; and unless the Rights are redeemed prior to the expiration of the Offer, a tender of the shares will also constitute a tender of the Rights.

Upon the terms and subject to the conditions of the Offer, we will determine a single per share price, not greater than $30.00 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that we will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. After the Offer expires, we will look at the prices chosen by stockholders for all of the shares properly tendered. We will then select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow us to buy 10,000,000 shares. If fewer than 10,000,000 shares are properly tendered, we will select the price that will allow us to buy all the shares that are properly tendered and not properly withdrawn. All shares we acquire in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. We will purchase only shares properly tendered at prices at or below the purchase price we determine and not properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the shares tendered even if stockholders tendered at or below the purchase price if more than the number of shares we seek are properly tendered. We will return shares tendered at prices in excess of the purchase price that we determine and shares that we do not purchase because of proration or conditional tenders to the tendering stockholders at our expense promptly after the Offer expires. See Section 3.

We intend to purchase our common stock for an aggregate purchase price of approximately $300,000,000 pursuant to the Offer. Subject to certain limitations and legal requirements, in the event that the purchase price is less than the maximum of $30.00 and 10,000,000 or more shares are tendered pursuant to the Offer at or below the purchase price, we reserve the right, and intend to exercise such right, to purchase up to an additional 714,285 shares of our outstanding common stock without extending the Offer so that we will repurchase approximately $300,000,000 worth of our outstanding common stock. By way of example, if the purchase price is $29, we intend to purchase up to an additional 344,827 shares of our outstanding common stock to the extent tendered pursuant to the Offer. See Sections 1 and 15.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7.

The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “SY”. On February 25, 2008, the last full trading day before we announced our intention to make the Offer, the reported closing price of the shares on the NYSE was $27.28 per share. Stockholders are urged to obtain current market quotations for the shares. See Section 8.

Our Board of Directors has approved the Offer.  However, neither we nor our Board of Directors nor the Dealer Manager, the Depositary, or the Information Agent is making any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2. All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. See Section 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Offer is:
Merrill Lynch & Co.

March 10, 2008

IMPORTANT

If you desire to tender all or any portion of your shares, you should either:

(1) (a) if you hold certificates in your own name, complete and sign the Letter of Transmittal in accordance with the instructions to the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if Instruction 1 to the Letter of Transmittal so requires, mail or deliver the Letter of Transmittal, together with any other required documents, including the share certificates, to the Depositary (as defined herein), at one of its addresses shown on the Letter of Transmittal, or

(b) if you are an institution participating in The Depository Trust Company, tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3; or

(2) if you have shares registered in the name of a bank, broker, dealer, trust company or other nominee, you must contact the nominee if you desire to tender those shares and request that your bank, broker, dealer, trust company or other nominee effect the transaction for you.

If you desire to tender shares and your certificates for those shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Time (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3.

To properly tender shares, you must validly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares.

If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” If you agree to accept the purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $28.00 per share. You should understand that this election may lower the purchase price and could result in your shares being purchased at the minimum price of $28.00 per share.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, or to Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager for the Offer, at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to stockholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares in the Offer. You should rely only on the information contained in this Offer to Purchase or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Dealer Manager, the Depositary or the Information Agent.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. The Company is at times referred to as “we,” “our” or “us.” We refer to the shares of our common stock, including the Rights, as the “shares.” This summary term sheet highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion where helpful.

Who is offering to purchase my shares?

Sybase, Inc.

What is the Company offering to purchase?

We are offering to purchase up to 10,000,000 shares of our common stock, par value $0.001 per share, including the Rights. See Section 1.

What will the purchase price for the shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.”

This procedure allows you to select the price (in multiples of $0.25) within a price range specified by us at which you are willing to sell your shares.

The price range for the Offer is $28.00 to $30.00 per share. After the Offer expires, we will look at the prices chosen by stockholders for all of the shares properly tendered. We will then select the lowest purchase price (in multiples of $0.25) that will allow us to buy 10,000,000 shares. If fewer than 10,000,000 shares are properly tendered, we will select the price that will allow us to buy all the shares that are properly tendered and not properly withdrawn.

All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine.

If you wish to maximize the chance that your shares will be purchased, you should check the box of the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined under the Tender Offer” indicating that you will accept the purchase price we determine. If you agree to accept the purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $28.00 per share. You should understand that this election may lower the purchase price and could result in your shares being purchased at the minimum price of $28.00 per share.

If your shares are purchased in the Offer, we will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the Offer expires. See Sections 1 and 5. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

How many shares will the Company purchase in the Offer?

We will purchase up to 10,000,000 shares in the Offer (representing approximately 11.21% of our issued and outstanding shares). If fewer than 10,000,000 shares are properly tendered, we will purchase all shares that are properly tendered and not properly withdrawn. Each share is coupled with an associated right that we will acquire with the shares of common stock we purchase. No additional consideration will be paid for the Rights. If 10,000,000 or more shares are tendered, we will purchase all shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase (except as described in Section 6). Subject to certain limitations and legal requirements, in the event that the purchase price is less than the maximum of $30.00 and 10,000,000 or more shares are tendered pursuant to the Offer at or below the purchase price, we reserve the right, and intend to exercise such right, to purchase up to an additional 714,285 shares of our outstanding common stock without extending the Offer so that we will repurchase our common stock for an aggregate purchase price of approximately $300,000,000. In exercising this right, we may increase the purchase price to allow us to purchase all such additional shares. The Offer is not conditioned on any minimum number of shares being tendered, but is subject to certain other conditions. See Section 7.

How will the Company pay for the shares?

Assuming that the maximum of 10,000,000 shares are tendered in the Offer at the maximum purchase price of $30.00 per share, the aggregate purchase price will be approximately $300 million. We anticipate that we will pay for the shares tendered in the Offer from our available cash and cash equivalents.

How long do I have to tender my shares; can the Offer be extended, amended or terminated?

You may tender your shares until the Offer expires.  The Offer will expire on April 7, 2008, at 5:00 p.m., New York City time, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline.

We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 15. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can amend the Offer in our sole discretion at any time prior to the Expiration Time (as defined herein). We can also terminate the Offer prior to the Expiration Time if the conditions set forth in Section 7 are not met. See Sections 7 and 15.

How will I be notified if the Company extends the Offer or amends the terms of the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.

What is the purpose of the Offer?

Our Board of Directors has reviewed a variety of alternatives for using our available financial resources with the assistance of management. Our Board of Directors considered our existing and anticipated capital structure and financial position, including our outstanding common stock, financial ratios, the market price of our common stock and our operations, strategy and expectations for the future. Our Board of Directors believes that the Offer is a prudent use of our financial resources and an effective means of providing value to our stockholders.

The Board of Directors believes that the modified “Dutch Auction” tender offer set forth in this Offer to Purchase represents a mechanism to provide all of our stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations.

The Offer also provides our stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares. See Section 9.

We have also entered into an agreement on February 25, 2008 by and among us and Sandell Asset Management Corp. and certain of its affiliates, (Sandell Asset Management Corp. together with its affiliates that are parties to such agreement, “Sandell”), in which we agreed to conduct the Offer and Sandell and certain of its affiliates agreed to certain covenants.

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What are the significant conditions to the Offer?

Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived prior to the Expiration Time, including, but not limited to:

•	No changes in the general political, market, economic or financial conditions in the United States or abroad that are reasonably likely to materially and adversely affect our business or the trading in the shares shall have occurred.

•	No decrease in excess of 15% in the price of our common stock or in the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the NASDAQ Composite Index or the S&P 500 Composite Index shall have occurred during the Offer.

•	No legal action shall have been instituted, threatened, or been pending that challenges the Offer or seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares.

•	No commencement or escalation of war, armed hostilities or other similar national or international calamity, directly or indirectly involving the United States, shall have occurred.

•	No one shall have proposed, announced or made a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us or any subsidiary.

•	No one (including certain groups) shall have acquired or proposed to acquire beneficial ownership of more than 5% of our shares, other than any person who was a holder of more than 5% of our shares as of the date of this Offer to Purchase.

•	No one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries.

•	No material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred.

•	Sandell shall not have breached in any material respect any of their covenants in the agreement dated as of February 25, 2008 by and among us and Sandell.

•	Our determination that there is not a reasonable likelihood that the consummation of the Offer and the purchase of shares pursuant to the Offer will cause our common stock to either (i) be held of record by less than 300 persons or (ii) be delisted from the NYSE or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer is subject to a number of other conditions described in greater detail in Sections 7 and 9.

What are the “associated rights issued under the Preferred Stock Rights Agreement”?

Pursuant to a Preferred Stock Rights Agreement dated July 31, 2002 by and between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, the Company’s Board of Directors declared a dividend of one right to purchase one one-thousandth share of the Company’s Series A Participating Preferred Stock for each share of common stock outstanding on August 15, 2002. This agreement is filed or incorporated by reference as an exhibit to our Issuer Tender Offer Statement on Schedule TO. These Rights are not represented by separate certificates. Instead, they are evidenced by certificates of shares of common stock, and they automatically trade with the associated common stock. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the Rights. Unless the Rights are redeemed prior to the expiration of the Offer, a tender of the shares will constitute a tender of the Rights.

Following the Offer, will the Company continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to be delisted from the NYSE or to stop being subject to the periodic reporting requirements of the Exchange Act. It is a condition of our obligation to purchase shares pursuant to the Offer that we determine that there is not a reasonable likelihood that such purchase will cause the shares either (1) to be held of record by less than 300 persons or (2) to be delisted on the NYSE or to be eligible for deregistration under the Exchange Act. See Section 7.

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before 5:00 p.m., New York City time, on April 7, 2008, or any later time and date to which the Offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.

•	If you hold certificates in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for the Offer.

•	If you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in Section 3.

•	If you are unable to deliver the certificates for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3.

You may contact the Information Agent or the Dealer Manager for assistance. The contact information for the Information Agent and the Dealer Manager appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.

How do holders of vested stock options participate in the Offer?

If you hold vested but unexercised options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plan or plans and tender the shares received upon such exercise in accordance with the Offer. Holders of vested but unexercised options should evaluate the Offer carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices, the tax consequences of choosing to exercise any options, and the provisions for pro rata purchases by the Company described in Section 1. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 3. We strongly encourage those holders to discuss the Offer with their tax advisor, broker and/or financial advisor. Holders of stock awards or other restricted equity interests such as service-based or performance-based restricted stock may not tender shares or shares represented by such interests unless they are fully vested.

What happens if more than 10,000,000 shares are tendered at or below the purchase price?

If more than 10,000,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, we will purchase shares:

•	first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price we determine and do not properly withdraw them before the Expiration Time;

•	second, from all other stockholders who properly tender shares at or below the purchase price we determine, on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit us to purchase 10,000,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law), from holders who have tendered shares at or below the purchase price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Because of the “odd lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender even if you tender them at or below the purchase price. See Section 1.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you own beneficially or of record fewer than 100 shares in the aggregate, you properly tender all of these shares at or below the purchase price prior to the Expiration Time and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guarantee Delivery, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on April 7, 2008, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on May 2, 2008. See Section 4.

How do I withdraw shares I previously tendered?

To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct the nominee to arrange for the withdrawal of your shares.

Has the Company or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the Offer.  However, neither we nor our Board of Directors nor the Dealer Manager, the Depositary, or the Information Agent is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

Do the directors or executive officers of the Company intend to tender their shares in the Offer?

Our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors and executive officers. However, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions after the Offer at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 11.

If I decide not to tender, how will the Offer affect my shares?

Stockholders who choose not to tender their shares will own a greater percentage interest in our outstanding common stock and the related Rights following the consummation of the Offer. See Section 2.

What is the recent market price of my shares?

On February 25, 2008, the last full trading day before we announced our intention to make the Offer, the reported closing price of the shares quoted on the NYSE was $27.28 per share. You are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender your shares. See Section 8.

When will the Company pay for the shares I tender?

We will pay the purchase price, net to the seller in cash, less any applicable withholding tax and without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment. We do not expect, however, to announce the results of proration and begin paying for tendered shares until up to five business days after the expiration of the Offer. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares and you tender your shares directly to the Depositary, you will not have to pay brokerage fees or similar expenses. If you own your shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders your shares on your behalf, the nominee may charge you a fee for doing so. You should consult with your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?

Generally, if you are a U.S. Holder (as defined in Section 14), you will be subject to U.S. federal income tax when you receive cash from us in exchange for the shares (including the Rights) you tender in the Offer. The receipt of cash for your tendered shares (including the Rights) will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. See Section 14. If you are a foreign stockholder (as defined in Section 3), you generally will be subject to U.S. withholding at a rate of 30% on payments received pursuant to the Offer, unless the Depositary determines that a reduced or zero rate of withholding is applicable pursuant to an applicable income tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced or zero rate of withholding under an applicable income tax treaty, a foreign stockholder must deliver to the Depositary before the payment is made a properly completed and executed IRS Form W-8BEN (or other applicable Form W-8) claiming such reduction or exemption. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary before the payment is made a properly completed and executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary. You may be eligible to file for a refund of such tax or a portion of such tax withheld if the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 14 are met or if you are entitled to a reduced or zero rate of withholding pursuant to an income tax treaty and the Depositary withheld at a higher rate. You also may be subject to tax in your jurisdiction on the disposal of shares. Please consult your personal tax advisor to determine how this will apply to you. See Section 3.

Along with your Letter of Transmittal, you are asked to submit a Substitute Form W-9 if you are a U.S. Holder. Any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (or such other Internal Revenue Service (“IRS”) form as may be applicable) may be subject to United States backup withholding at a rate equal to 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer, unless such stockholder establishes that such stockholder is within the class of persons that is exempt from backup withholding (including certain foreign individuals). Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding. See Section 3.

All stockholders should review the discussion in Sections 3 and 14 regarding tax issues and consult their tax advisor with respect to the tax effects of a tender of shares.

Does the Company intend to repurchase any shares other than pursuant to the Offer during or after the Offer?

Rule 13e-4(f) under the Exchange Act prohibits us from purchasing any shares, other than in the Offer, until at least 10 business days after the Expiration Time. Accordingly, any repurchases outside of the Offer may not be consummated until at least 10 business days after the Offer expires. In addition to the Offer and pursuant to an agreement dated as of February 25, 2008 with Sandell, we have agreed to use our best efforts to complete approximately $82.9 million in additional open market repurchases of our common stock prior to our 2009 Annual Meeting. See Section 10.

Will I have to pay stock transfer tax if I tender my shares?

We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

To whom can I talk if I have questions?

If you have any questions regarding the Offer, please contact Innisfree M&A Incorporated, the Information Agent for the Offer, toll free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833), or Merrill Lynch & Co., the Dealer Manager for the Offer, toll free at (877) 653-2948 (banks and brokers may call collect at (609) 818-8000). Additional contact information for the Information Agent and the Dealer Manager is set forth on the back cover of this Offer to Purchase.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Offer to Purchase, including any documents incorporated by reference or deemed to be incorporated by reference, contains “forward-looking statements,” which are statements relating to future events, future financial performance, strategies, expectations, and competitive environment. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

You should not read forward-looking statements as a guarantee of future performance or results. They will not necessarily be accurate indications of whether or at what time such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief at that time with respect to future events. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	performance of the global economy and growth in software industry sales;

•	market acceptance of the Company’s products and services;

•	possible disruptive effects of organizational or personnel changes;

•	shifts in our business strategy;

•	interoperability of our products with other software products;

•	success of certain business combinations engaged in by us or by competitors;

•	political unrest or acts of war; and

•	customer and industry analyst perception of the Company and its technology vision and future prospects

These risks and uncertainties include risks related to our businesses as well as the factors relating to the transactions discussed in this Offer to Purchase. You should not place undue reliance on the forward-looking

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statements, which speak only as to the date of this Offer to Purchase or the date of documents incorporated by reference.

We undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase, the accompanying Letter of Transmittal or in any document incorporated by reference into this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase.

In addition, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission (Commission File No. 1-16493), which is incorporated by reference herein, for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact our company and business. See Section 10. Any statement contained in a document incorporated herein by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is modified or superseded in this Offer to Purchase. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

Notwithstanding anything in this Offer to Purchase, the Letter of Transmittal or any document incorporated by reference into this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

INTRODUCTION

To the Holders of our Common Stock:

We invite our stockholders to tender shares of our common stock, par value $0.001 per share (the “common stock”), including the Rights, for purchase by us. Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, we are offering to purchase up to 10,000,000 shares at a price not greater than $30.00 nor less than $28.00 per share, net to the seller in cash, less applicable withholding taxes and without interest. We will not pay any additional consideration for the Rights.

The Offer will expire at 5:00 p.m., New York City time, on April 7, 2008, unless extended.

After the Offer expires, we will look at the prices chosen by stockholders for all of the shares properly tendered. We will then select the lowest purchase price within the price range specified above that will allow us to buy 10,000,000 shares. If fewer than 10,000,000 shares are properly tendered, we will select the price (in multiples of $0.25) that will allow us to buy all the shares that are properly tendered and not properly withdrawn. All shares we acquire in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price.

We will purchase only shares properly tendered at prices at or below the purchase price we determine and not properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the shares tendered even if stockholders tendered at or below the purchase price if more than the number of shares we seek are properly tendered. We will return shares tendered at prices in excess of the purchase price that we determine and shares that we do not purchase because of proration or conditional tenders to the tendering stockholders at our expense promptly following the Expiration Time. See Section 1.

Subject to certain limitations and legal requirements, in the event that the purchase price is less than the maximum of $30.00 and 10,000,000 or more shares are tendered pursuant to the Offer at or below the purchase price, we reserve the right, and intend to exercise such right, to purchase up to an additional 714,285 shares of our outstanding common stock without extending the Offer so that we will repurchase our common stock for an aggregate purchase price of approximately $300,000,000. See Sections 1 and 15.

Tendering stockholders whose shares are registered in their own names and who tender directly to American Stock Transfer & Trust Company, the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 to the Letter of Transmittal, stock transfer taxes on the purchase of shares by us under the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders your shares on your behalf, the nominee may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon any minimum number of shares being tendered. Our obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 7 of this Offer to Purchase.

Our Board of Directors has approved the Offer.  However, neither we nor our Board of Directors nor the Dealer Manager, the Depositary, or the Information Agent is making any recommendation whether you should tender or refrain from tendering your shares or at what purchase price or purchase prices you should choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

You should discuss whether to tender your shares with your broker or other financial or tax advisor. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors and executive officers. However, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 11.

As of February 15, 2008, there were 89,180,118 shares of our common stock issued and outstanding. The 10,000,000 shares that we are offering to purchase hereunder represent approximately 11.21% of the total number of issued shares of our common stock as of February 15, 2008. The shares are listed and traded on the NYSE under the symbol “SY”. On February 25, 2008, the last full trading day before we announced our intention to make the Offer, the closing price of the shares as quoted on the NYSE was $27.28 per share. Stockholders are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares. See Section 8.

THE TENDER OFFER

1.	Terms of the Offer

General.  Upon the terms and subject to the conditions of the Offer, we will purchase up to 10,000,000 shares of our common stock, or if fewer than 10,000,000 shares are properly tendered, all shares that are properly tendered and not properly withdrawn in accordance with Section 4, at a price not greater than $30.00 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding tax and without interest.

The term “Expiration Time” means 5:00 p.m., New York City time, on April 7, 2008, unless we, in our sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 14 for a description of our right to extend, delay, terminate or amend the Offer. In accordance with the rules of the Securities and Exchange Commission (the “Commission” or the “SEC”) and subject to certain limitations and legal requirements, in the event that the purchase price is less than the maximum of $30.00 and 10,000,000 or more shares are tendered pursuant to the Offer at or below the purchase price, we reserve the right, and intend to exercise such right, to purchase up to an additional 714,285 shares of our outstanding common stock without extending the Offer so that we will repurchase our common stock for an aggregate purchase price of approximately $300,000,000. See Section 15.

In the event of an over-subscription of the Offer as described below, shares tendered at or below the purchase price will be subject to proration, except for “odd lots.” The proration period and, except as described herein, withdrawal rights expire at the Expiration Time.

If we:

•	increase the price to be paid for shares above $30.00 per share or decrease the price to be paid for shares below $28.00 per share;

•	increase the number of shares being sought in the Offer and such increase in the number of shares being sought exceeds 714,285 of our outstanding shares; or

•	decrease the number of shares being sought in the Offer; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time, on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 15, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. to approximately 12:00 midnight, New York City time.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not greater than $30.00 nor less than $28.00 per share, at which they are willing to sell their shares to us under the Offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, elect to tender their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the Offer. If you agree to accept the purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $28.00 per share. You should understand that this election may lower the purchase price and could result in your shares being purchased at the minimum price of $28.00 per share. See Section 8 for recent market prices for the shares.

Promptly following the Expiration Time, we will look at the prices chosen by stockholders for all of the shares properly tendered and will determine the purchase price that we will pay for shares properly tendered and not properly withdrawn in the Offer. We will then select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow us to buy 10,000,000 shares. If fewer shares are properly tendered, we will select the price that will allow us to buy all the shares that are properly tendered and not properly withdrawn.

Once the purchase price has been determined, we intend to promptly disclose such price in a manner calculated to inform stockholders of this information, which will include a press release through PR Newswire or another comparable service.

All shares we acquire in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. We will purchase only shares properly tendered at prices at or below the purchase price we determine and not properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the shares tendered even if stockholders tendered at or below the purchase price if more than the number of shares we seek are properly tendered. We will return shares tendered at prices in excess of the purchase price that we determine and shares that we do not purchase because of proration or conditional tenders to the tendering stockholders at our expense promptly after the Offer expires. Stockholders can specify one price for a specified portion of their shares and a different price for other specified shares, but a separate Letter of Transmittal must be submitted for shares tendered at each price. See Instruction 5 to the Letter of Transmittal.

Stockholders also can specify the order in which we will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer. In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration, the Depositary will select the order of shares purchased.

If the number of shares properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time is less than or equal to 10,000,000 shares, or such greater number of shares as we may elect to accept for payment, subject to applicable law, we will, upon the terms and subject to the conditions of the Offer, purchase all shares so tendered at the purchase price.

Priority of Purchases.  Upon the terms and subject to the conditions of the Offer, if 10,000,000 or more shares, or such greater number of shares as we may elect to accept for payment, subject to applicable law, have been properly tendered at prices at or below the purchase price selected by us and not properly withdrawn prior to the Expiration Time, we will purchase properly tendered shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

•	tenders all shares owned beneficially of record by the Odd Lot Holder at a price at or below the purchase price we determine (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price selected by us on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, if necessary to permit us to purchase 10,000,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us and not properly withdrawn, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a stockholder tenders in the Offer may not be purchased even if they are tendered at prices at or below the purchase price. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased even though those shares were tendered at prices at or below the purchase price.

Odd Lots.  The term “odd lots” means all shares properly tendered prior to the Expiration Time at prices at or below the purchase price selected by us and not properly withdrawn by any person (an “Odd Lot Holder”) who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

To qualify for this preference, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the Offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all of its shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration.  If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6, proration for each stockholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders, other than Odd Lot Holders, at or below the purchase price selected by us. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until up to five business days after the Expiration Time. The preliminary results of any proration will be announced by press release promptly after the Expiration Time. After the Expiration Time, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 14, the number of shares that we will purchase from a stockholder under the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares and whether to condition any tender upon our purchase of a stated number of Shares held by such stockholder.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans

Purpose of the Tender Offer.  The Board of Directors has reviewed a variety of alternatives for using our available financial resources with the assistance of management. The Board of Directors considered our existing and anticipated capital structure and financial position, including our outstanding common stock, financial ratios, the market price of our common stock and our operations, strategy and expectations for the future. The Board of

Directors believes that the Offer is a prudent use of our financial resources and an effective means of providing value to our stockholders.

The Board of Directors believes that the modified “Dutch Auction” tender offer set forth in this Offer to Purchase represents a mechanism to provide all of our stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations.

The Offer also provides our stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares. See Section 9.

We have also entered into an agreement on February 25, 2008 by and among us and Sandell, in which we agreed to conduct the Offer and Sandell agreed to certain covenants.

Neither we nor any member of our Board of Directors nor the Dealer Manager, the Depositary, or the Information Agent is making any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the purchase price or purchase prices at which stockholders may choose to tender their shares. We have not authorized any person to make any such recommendation. Stockholders should carefully evaluate all information in the Offer. Stockholders are also urged to consult with their tax advisors to determine the tax consequences to them of participating or not participating in the Offer, and should make their own decisions about whether to tender shares and, if so, how many shares to tender and the purchase price or purchase prices at which to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal. Our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer.

Certain Effects of the Offer.  Stockholders who do not tender their shares pursuant to the Offer and stockholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or proration will continue to be owners of the Company. As a result, those stockholders will realize a proportionate increase in their relative equity interest in the Company and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares. Stockholders may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price significantly higher or lower than the purchase price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future.

Shares we acquire pursuant to the Offer will be held in treasury and will be available for us to issue without further stockholder action (except as required by applicable law or the rules of the NYSE) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee or director benefit or compensation programs or stock plans. However, we may not be able to issue additional shares or equity interests in the future.

The Offer will reduce our “public float” (the number of shares owned by non-affiliate stockholders and available for trading in the securities markets), and is likely to reduce the number of our stockholders. These reductions may result in lower or higher stock prices and/or reduced liquidity in the trading market for our common stock following completion of the Offer.

Our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, they will increase their proportional stake in us if we complete the Offer. However, after termination of the Offer, our directors and executive officers may, in accordance with applicable law, sell their shares in open market transactions, at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See Section 11.

From time to time, we evaluate merger and acquisition opportunities to see if such opportunities would be a prudent use of our financial resources and provide value to our stockholders. We, however, currently have no plans to pursue any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries, which is material to us and our subsidiaries, taken as a whole.

Except for the foregoing and as otherwise disclosed in this Offer to Purchase or the documents incorporated by reference herein, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any change in our present board of directors or management or any plans or proposals to change the number or the term of directors or to fill any vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any material change in our present dividend policy, our indebtedness or capitalization, our corporate structure or our business, other than utilizing our best efforts to complete approximately $82.9 million in additional open market repurchases of our common stock prior to our 2009 Annual Meeting;

•	any class of our equity securities ceasing to be authorized to be listed on the NYSE;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our charter or by-laws that could impede the acquisition of control of us.

Notwithstanding the foregoing, as part of our long-term corporate goal of increasing stockholder value, we have regularly considered alternatives to enhance stockholder value, including open market repurchases of our shares, modifications of our dividend policy, strategic acquisitions and business combinations, and we intend to continue to consider alternatives to enhance stockholder value. Except as otherwise disclosed in this Offer to Purchase, as of the date hereof, no agreements, understandings or decisions have been reached and there can be no assurance that we will decide to undertake any such alternatives. Additionally, from time-to-time we may liquidate, merge or reorganize our subsidiaries for tax and corporate-related purposes.

3.	Procedures for Tendering Shares

Valid Tender.  For a stockholder to make a valid tender of shares under the Offer:

(i) the Depositary must receive, at one of its addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “— Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “— Book-Entry Transfer” below); or

(ii) the tendering stockholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s applicable deadline.

The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $28.00 per share (YOU SHOULD UNDERSTAND THAT THIS ELECTION MAY LOWER THE PURCHASE PRICE AND COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $28.00 PER SHARE) or (2) check one, and only one, of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Price (in Dollars) Per Share at Which Shares Are Being Tendered.” A tender of shares will be proper only if one, and only one, of these boxes is checked on the Letter of Transmittal.

If tendering stockholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” For purposes of determining the purchase price, those shares that are tendered by stockholders agreeing to accept the purchase price determined in the Offer will be deemed to be tendered at the minimum price of $28.00 per share. You should understand that this election may lower the purchase price and could result in the tendered shares being purchased at the minimum price of $28.00 per share. See Section 8 for recent market prices for the shares.

If tendering stockholders wish to indicate a specific price (in multiples of $0.25) at which their shares are being tendered, they must check the applicable price box in the section of the Letter of Transmittal captioned “Price (in Dollars) per Share at Which Shares Are Being Tendered.” Tendering stockholders should be aware that this election could mean that none of their shares will be purchased if the price selected by the stockholder is higher than the purchase price we eventually select after the Expiration Time.

A stockholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. In case of withdrawal, stockholders who tendered multiple prices pursuant to multiple Letters of Transmittal must comply with the procedures set forth in Section 4.

We urge stockholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.

Odd Lot Holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

Book-Entry Transfer.  For purposes of the Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery.  The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees.  No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”

For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as we describe above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instructions 1 and 6 to the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 6 to the Letter of Transmittal.

Guaranteed Delivery.  If you wish to tender shares under the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided, is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of its addresses set forth on the back cover of this Offer to Purchase and within the period of three business days after the date of execution of that Notice of Guaranteed Delivery, either: (i) the certificates representing the shares being tendered, in the proper form for transfer, together with (1) a Letter of Transmittal, which has been properly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with (1) either a Letter of Transmittal, which has been properly completed and duly executed and includes all signature guarantees required thereon or an agent’s message, and (2) all other required documents.

A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.

Stock Option Plans; Stock Awards.  Holders of vested but unexercised options to purchase shares may exercise such options in accordance with the terms of the stock option plans and tender the shares received upon such exercise in accordance with the Offer. Holders of vested but unexercised options should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices, the tax consequences of choosing to exercise any options, and the provisions for pro rata purchases by the Company described in Section 1. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. We strongly encourage those holders to discuss the Offer with their tax advisor, broker and/or financial advisor. Holders of stock awards and other restricted equity interests, such as service-based or performance-based restricted stock, may not tender shares or shares represented by such interests unless they are fully vested.

Return of Unpurchased Shares.  The Depositary will return certificates for unpurchased shares promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Tendering Stockholders’ Representation and Warranty; Our Acceptance Constitutes an Agreement.  It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (a) such stockholder has a “net long position” in shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction. We reserve the absolute right prior to the expiration of the Offer to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all stockholders prior to the Expiration Time or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder whether or not we waive similar defects or irregularities in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our reasonable interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

U.S. Federal Income Tax Backup Withholding and Withholding.  Under the U.S. backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the U.S. Treasury, unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct or an exemption otherwise applies under applicable regulations. Therefore, except as provided below, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding requirements. In order for a foreign stockholder to qualify as a recipient exempt from backup withholding, that stockholder must submit a statement (generally, an IRS Form W-8BEN or other applicable Form W-8), signed under penalties of perjury, attesting to that stockholder’s exempt status. Such statements can be obtained from the Depositary. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding as described below.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE THAT FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL OR APPLICABLE FORM W-8 MAY BE SUBJECT TO REQUIRED U.S. BACKUP WITHHOLDING AT A RATE EQUAL TO 28% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

Gross proceeds payable pursuant to the Offer to a foreign stockholder or his or her agent will be subject to U.S. withholding tax at a rate of 30%, unless the Depositary determines that a reduced or zero rate of withholding is applicable pursuant to an applicable income tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States, (b) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if (i) a court within the United States can exercise primary supervision of the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable regulations to be treated as a U.S. person. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership, and partners in such partnership, should consult their own tax advisors. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax withheld if such stockholder meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 14. A stockholder may be entitled to a reduced or zero rate of withholding pursuant to an applicable income tax treaty and we withheld at a higher rate. In order to obtain a reduced or zero rate of withholding under an applicable income tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN (or other applicable Form W-8) claiming such an exemption or reduction. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary before the payment is made a properly completed and executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Foreign stockholders are urged to consult their own tax advisors regarding the application of U.S. federal withholding tax, including eligibility for a withholding tax reduction or exemption and the refund procedure.

Lost Certificates.  If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the stockholder should promptly notify the Depositary at (877) 248-6417 or (718) 921-8317. The Depositary will instruct the stockholder as to the steps that must be taken in order to replace the certificates.

4.	Withdrawal Rights

Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time for all shares. You may also withdraw your previously tendered shares at any time after 12:00 midnight, New York City time, on April 7, 2008, unless such shares have been accepted for payment as provided in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all person’s participating in the Offer, subject to such other participants disputing such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not we waive similar defects or irregularities in the case of any other stockholder. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Offer, are delayed in our purchase of shares, or are unable to purchase shares under the Offer as a result of a failure of a condition disclosed in Section 7, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

5.	Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we will (1) determine a single per share purchase price we will pay for the shares properly tendered and not properly withdrawn before the Expiration Time, taking into account the number of shares tendered and the prices specified by tendering stockholders, and (2) subject to certain limitations and legal requirements, decide whether to accept for payment up to an additional 714,285 shares, properly tendered at prices at or below the purchase price, and not properly withdrawn before the Expiration Time. In exercising this right, we may increase the purchase price to allow us to purchase all such additional shares.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this Offer, shares that are properly tendered at or below the purchase price selected by us and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility,

•	a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent’s message, and

•	any other required documents.

We will pay for shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until up to five business days after the Expiration Time. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration or conditional tender will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering stockholder at our expense promptly after the Expiration Time or termination of the Offer.

Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering stockholder or other payee that is a U.S. Holder and that fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required U.S. backup withholding at a rate equal to 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 3. Any foreign stockholder will be subject to withholding at a rate of 30% on payments received pursuant to the Offer, unless the Depositary determines that a reduced or zero rate of withholding is applicable pursuant to an applicable tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. See Section 3.

6.	Conditional Tender of Shares

Subject to the exception for Odd Lot Holders, in the event of an over-subscription of the Offer, shares tendered at or below the purchase price prior to the Expiration Time will be subject to proration. See Section 1. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery.

Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Offer expires, if 10,000,000 or more shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned at our expense, promptly after the Expiration Time.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 10,000,000 (or such greater number of shares as we may elect to accept for payment, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 10,000,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Tender Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f)(5) under the Exchange Act (which requires that the issuer making the tender offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer), if at any time prior to the Expiration Time (whether any shares have theretofore been accepted for payment) any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are proximately caused by our action or failure to act), make it inadvisable to proceed with the Offer or with acceptance for payment:

•	there has occurred any change in the general political, market, economic or financial conditions in the United States or abroad that we deem is reasonably likely to materially and adversely affect our business or the trading in the shares, including, but not limited to, the following:

•	any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions in the United States;

•	the commencement or escalation of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States;

•	a decrease in excess of 15% in the market price for the shares or in the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the NASDAQ Composite Index or the S&P 500 Composite Index;

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

•	any change (or condition, event or development involving a prospective change) has occurred in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, that, in our reasonable judgment, does or is reasonably likely to have a materially adverse effect on us or any of our subsidiaries or affiliates, taken as a whole, or we have become aware of any fact that, in our reasonable judgment, does or is reasonably likely to have a material adverse effect on the value of the shares;

•	legislation amending the Internal Revenue Code of 1986, as amended (the “Code”) has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates;

•	there has been threatened in writing, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:

•	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of the shares in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares; or

•	seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares, including, but not limited to, the right to vote the shares purchased by us on all matters properly presented to our stockholders otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, or the value of the shares;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment;

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of shares thereunder;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses or results of operations of us or any of our subsidiaries or affiliates, taken as a whole;

•	a tender or exchange offer for any or all of our outstanding shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary which is material to us and our subsidiaries, taken as a whole, has been proposed, announced or made by any person or entity or has been publicly disclosed;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d) (3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before March 7, 2008);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before March 7, 2008 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 1% or more of our outstanding shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer has not been obtained on terms satisfactory to us in our reasonable discretion; or

•	Sandell shall have breached in any material respect any of their covenants in the agreement dated as of February 25, 2008 by and among us and Sandell;

•	we determine that the consummation of the Offer and the purchase of the shares is reasonably likely to:

•	cause the shares to be held of record by less than 300 persons; or

•	cause the shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction.

8.	Price Range of the Shares

The shares are traded on the NYSE under the symbol “SY”. The following table sets forth, for each of the periods indicated, the high and low closing sales prices per share as reported by the NYSE, based on published financial sources.

	High	Low

Fiscal 2006:
First Quarter	$22.76	$20.89
Second Quarter	22.14	19.40
Third Quarter	24.77	19.60
Fourth Quarter	26.00	23.41
Fiscal 2007:
First Quarter	$26.28	$24.01
Second Quarter	26.19	22.64
Third Quarter	25.08	22.07
Fourth Quarter	28.60	23.50
Fiscal 2008:
First Quarter (through March 7, 2008)	$28.59	$24.95

On February 25, 2008, the last full trading day before we announced our intention to make the Offer, the last reported sales price of the shares quoted on the NYSE was $27.28 per share. We urge stockholders to obtain a current market price for the shares before deciding whether and at what purchase price or purchase prices to tender their shares.

9.	Source and Amount of Funds

Assuming that 10,000,000 shares are purchased in the Offer at the maximum purchase price of $30.00 per share, the aggregate purchase price will be approximately $300 million. We anticipate that we will pay for the shares tendered in the Offer, as well as paying related fees and expenses, from our cash and cash equivalents.

We will utilize a portion of our existing cash in connection with the Offer and, as a result, will have reduced liquidity. Reduced liquidity could have certain material adverse effects on us, including, but not limited to, the following: (i) our available liquidity in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes could be impaired, and additional financing may not be available on terms acceptable to us; (ii) our ability to withstand competitive pressures may be decreased; and (iii) our reduced level of liquidity may make us more vulnerable to economic downturns, and reduce our flexibility in responding to changing business, regulatory and economic conditions.

After the Offer is completed, we believe that our anticipated financial condition, cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities.

10.	Information About Sybase, Inc.

Sybase is a global enterprise software and services company exclusively focused on managing and mobilizing information from the data-center to the point of action. We are a leader in the large and growing Unwired Enterprise market, which combines software and services to enable the end-to-end distribution, analysis and management of enterprise information on any platform, device or network, anytime, anywhere. We define the Unwired Enterprise as an enterprise that uses information technology to create the seamless flow of information from the data center to any device. Sybase solutions combined with our global access and network, allow enterprises unparalleled reach to the broadest base of users and subscribers.

Our business is organized into three principal operating segments, Infrastructure Platform Group (IPG), iAnywhere Solutions (iAS) and Sybase 365 (Sybase 365). We acquired Sybase 365® (formerly known as Mobile

365, Inc.) in November 2006 for approximately $418.5 million. Below is a brief description of the business of each division:

•	Infrastructure Platform Group (IPG) focuses on information management by helping customers build a trusted data infrastructure and create a more intelligent enterprise. IPG offers two lines of enterprise class data servers: Adaptive Server® Enterprise (ASE) a relational database management system for mission-critical transactions and Sybase IQ, a specialized column-based analytics server, for business intelligence applications such as accelerated reporting, advanced analytics and analytics services. IPG also produces solutions for business continuity including the Sybase Replication Server and the Sybase Mirror Activatortm for very high availability data environments. To help customers integrate data from a variety of sources, IPG offers the Data Integration Suite which combines popular data integration techniques with common development and administration. Data Integration Suite components include replication, data federation, real time events and search. IPG offers integrated tooling to design, analyze and develop these environments. Products include PowerDesigner®, a leading modeling tool, PowerBuilder®, a leading Rapid Application Development (RAD) tool, and WorkSpace for integrated development environments. IPG also offers vertical information management solutions for financial services. The Sybase Risk Analytics Platform (RAP) is optimized for the market data needs of capital market institutions by providing multi-year storage and low latency utilization of real-time and historical market data and events. The Sybase Financial Fusion® product line enables banks to provide account access and payment initiation on behalf of their consumer, small business and corporate clients. During 2007, the products of IPG accounted for approximately 69 percent of our license revenue.

•	iAnywhere Solutions (iAS) enables success at the front lines of business. iAS holds worldwide market leadership positions in mobile and embedded databases, mobile management and security, mobile middleware and synchronization, and Bluetooth and infrared protocol technologies. Tens of millions of mobile devices, millions of subscribers, and 20,000 customers and partners rely on iAS’s “Always Available” technologies, including SQL Anywhere® and Information Anywheretm Suite. The products of iAS accounted for approximately 31 percent of our license revenue in 2007.

•	Sybase 365, provides mobile messaging interoperability, the delivery and settlement of SMS and MMS content, mobile commerce and enterprise-class messaging services. Sybase 365 enables wireless operators, brands, content providers and enterprises to deliver advanced mobile services to subscribers by addressing the inherent complexities of the wireless ecosystem: incompatible networks, messaging protocols, handsets, and billing systems. Sybase 365 holds worldwide market leadership positions in inter-operator messaging, premium content delivery and settlement, and enterprise messaging. In order to deliver services, Sybase 365 utilizes an operator-grade, secure messaging platform connected via a global private network of IP and SS7 connections to more than 700 mobile operators worldwide. Sybase 365 offers customers unparalleled subscriber reach (approximately 2.4 billion mobile subscribers) supported by high quality of service and worldwide message delivery, billing, and settlement capabilities. In 2007, Sybase 365 processed more than 89 billion messages.

Sybase was founded and incorporated in California on November 15, 1984, and was re-incorporated in Delaware on July 1, 1991.

Where You Can Find More Information.  We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at

http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the SEC. These documents contain important information about us.

SEC Filing (File No. 1-16493)	Period or Date Filed

Annual Report on Form 10-K	Fiscal Year Ended December 31, 2007, filed February 29, 2008
Current Reports on Form 8-K	Filed January 2, 2008, January 25, 2008, February 8, 2008, February 21, 2008 and February 26, 2008

Any statement contained in a document incorporated herein by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is modified or superceded in this Offer to Purchase. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these filings at no cost, by writing or telephoning us at: Sybase, Inc., Attention: Investor Relations, One Sybase Drive, Dublin, California 94568, Telephone: (925) 236-5000. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting our website at: http://www.sybase.com. Information contained on our website is not part of, and is not incorporated into, this Offer.

11.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of February 15, 2008, there were 89,180,118 shares of our common stock issued and outstanding. The 10,000,000 shares we are offering to purchase under the Offer represent approximately 11.21% of the total number of issued shares as of February 15, 2008.

As of February 15, 2008 (based on Schedules 13G and 13D information filed as of earlier dates, see the stock ownership table below), Lord, Abbett & Co., LLC, Sandell Asset Management Corp., certain entities affiliated with AXA Financial, Inc. and certain entities affiliated with Barclays Global Investors, N.A. are the only beneficial owners known to us to hold more than 5% of our common stock, beneficially owning shares representing approximately 24.37% of the total number of outstanding shares. We have no information as to whether Lord, Abbett & Co., LLC, Sandell Asset Management Corp., certain entities affiliated with AXA Financial, Inc. and certain entities affiliated with Barclays Global Investors, N.A. will participate in the Offer. Assuming we purchase 10,000,000 shares in the Offer, and that Lord, Abbett & Co., LLC, Sandell Asset Management Corp., certain entities affiliated with AXA Financial, Inc. and certain entities affiliated with Barclays Global Investors, N.A. do not tender any shares in the Offer, the percentage beneficial ownership of Lord, Abbett & Co., LLC, Sandell Asset Management Corp., certain entities affiliated with AXA Financial, Inc. and certain entities affiliated with Barclays Global Investors, N.A. would be approximately 27.45% and the percentage beneficial ownership of each of Lord, Abbett & Co., LLC, Sandell Asset Management Corp., certain entities affiliated with AXA Financial, Inc. and certain entities affiliated with Barclays Global Investors, N.A. will be approximately as appears in the last column of the table below.

	Prior to the Offer		After the Offer
	Amount and Nature
	of Beneficial
	Ownership	Percentage of	Percentage of
Name of Beneficial Owner	(1)	Shares(2)	Shares(3)

5% Stockholders:
Lord, Abbett & Co., LLC(4)	6,926,642	7.77%	8.75%
90 Hudson Street Jersey City, NJ 07302
Sandell Asset Management Corp.(5)	5,407,300	6.06%	6.83%
40 West 57th Street, 26th Floor New York, NY 10019
Entities affiliated with AXA Financial, Inc.(6)	4,737,642	5.31%	5.98%
1290 Avenue of the Americas New York, NY 10104
Entities affiliated with Barclays Global Investors, N.A.(7)	4,662,171	5.23%	5.89%
45 Fremont Street, 17th Floor San Francisco, CA 94105

(1)	Based upon 89,180,118 shares of our common stock outstanding as of February 15, 2008. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities.

(2)	Calculated based on total shares outstanding (not including treasury shares) as of February 15, 2008 (89,180,118 shares).

(3)	Calculated based on total shares outstanding (not including treasury shares) as of February 15, 2008 (89,180,118 shares) less 10,000,000 shares to be purchased in the Offer.

(4)	Based on Amendment No. 6 to Schedule 13G filed with the SEC on February 14, 2008, Lord, Abbett & Co., an investment adviser registered under the 1940 Act, claims sole voting power of 6,707,842 of the shares, and beneficial ownership and sole dispositive power over 6,926,643 of the shares.

(5)	Based on Amendment No. 1 to Schedule 13D filed with the SEC on December 28, 2007, by Sandell Asset Management Corp. and the other reporting persons named therein, and includes all shares beneficially held by the group formed by such reporting persons. According to the Schedule 13D, as of December 28, 2007, (i) each of Sandell Asset Management Corp. and Thomas E. Sandell, had beneficial ownership and shared power to vote and direct or dispose of 5,407,300 shares of our common stock, (ii) Castlerigg Master Investments, Ltd., Castlerigg International Limited and Castlerigg International Holdings Limited had beneficial ownership and shared power to vote and direct or dispose of 4,055,475 shares of our common stock, (iii) each of CGS, Ltd., Castlerigg GS Holdings, Ltd., and Castlerigg Global Select Fund, Limited, had beneficial ownership and shared power to vote and direct or dispose of 1,351,825 shares of our common stock, and (iv) John McFarlane had beneficial ownership and sole power to vote and direct or dispose of 1,100 shares of our common stock.

(6)	Based on Schedule 13G filed with the SEC on February 14, 2008, entities affiliated with AXA Financial, Inc. claim beneficial ownership of an aggregate of 4,737,642 shares of our common stock. According to the Schedule 13G, as of December 31, 2007, AXA Rosenberg Investment Management LLC had sole power to vote 2,198,888 shares and sole power to direct or dispose of 4,581,061 shares, AllianceBernstein had sole power to vote 79,331 shares and sole power to direct or dispose of 81,081 shares, Winterthur had sole power to vote 41,700 shares and sole power to direct or dispose of 41,700 shares, AXA Konzern AG (Germany) had sole power to vote 31,100 shares and sole power to direct or dispose of 31,100 shares, and AXA Equitable Life Insurance Company had sole power to vote 2,700 shares and sole power to direct or dispose of 2,700 shares.

(7)	Based on Schedule 13G filed with the SEC on February 6, 2008, Barclays Global Investors, NA, a bank as defined in Section 3(a)(6) of the Securities Act of 1933, claims beneficial ownership and sole dispositive power as to 2,257,146 shares, with sole voting power as to 1,893,228 shares. Barclays Global Fund Advisors, an investment advisor registered under the 1940 Act, claims beneficial ownership, sole voting power and sole dispositive power as to 2,405,025 shares.

As of February 15, 2008, our directors and executive officers as a group (18 persons) beneficially owned an aggregate of approximately 5,251,905 shares, representing approximately 5.65% of the total number of outstanding shares as of February 15, 2008 (89,180,118 shares). Our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors and executive officers to approximately 6.32% of the total number of outstanding shares as of February 15, 2008, assuming that we purchase 10,000,000 shares in the Offer. However, after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer.

As of February 15, 2008, the aggregate number and percentage of shares of our common stock that were beneficially owned by our current directors and current executive officers were as appears in the second and third columns of the table below. Assuming we purchase 10,000,000 shares in the Offer and no director or executive officer tenders any shares in the Offer, the percentage beneficial ownership of each director and executive officer will be approximately as appears in the last column of the table below. Unless otherwise indicated, the address of each stockholder listed in the table below is c/o Sybase, Inc., One Sybase Drive, Dublin, California 94568.

	Prior to the Offer			After the Offer
	Amount and Nature of
	Beneficial Ownership	Percentage of		Percentage of
Name of Beneficial Owner	(1)(2)	Shares(3)		Shares(4)

Directors and Executive Officers:
John S. Chen(5)(6)	2,973,544	3.26%		3.76%
Marty Beard(5)(6)	299,173		*		*
Steve Capelli(5)(6)	253,586		*		*
Raj Nathan(5)(6)	194,517		*		*
Jeffrey Ross(5)(6)	70,942		*		*
Richard C. Alberding(5)	176,332		*		*
Cecilia Claudio(5)	74,791		*		*
Michael A. Daniels(5)	5,249		*		*
L. William Krause(5)	130,332		*		*
Alan B. Salisbury(5)	116,332		*		*
Robert P. Wayman(5)	176,332		*		*
Linda K. Yates(5)	172,332		*		*
All current executive officers and directors as a group (18 people)(5)(6)	5,251,905	5.65%		6.32%

*	Less than 1% of the outstanding common stock.

(1)	Based upon 89,180,118 shares of our common stock outstanding as of February 15, 2008. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, each share of our common stock subject to options held by that person that are currently exercisable or will be exercisable within 60 days of February 15, 2008 and all shares of restricted stock (whether vested or held) on February 15, 2008, are deemed outstanding. In addition, such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Number of shares includes (i) shares subject to stock options or stock option appreciation rights that are exercisable within 60 days of February 15, 2008 (see footnote 5 below), and (ii) restricted stock subject to our repurchase right (see footnote 5 below). Unless otherwise noted, each named stockholder has sole voting and investment power with respect to all beneficially owned securities, subject to applicable community property laws and to the information contained in the footnotes to the table.

(3)	Calculated based on total shares outstanding (not including treasury shares) as of February 15, 2008 (89,180,118 shares).

(4)	Calculated based on total shares outstanding (not including treasury shares) as of February 15, 2008 (89,180,118 shares) less 10,000,000 shares to be purchased in the Offer.

(5)	Includes the following shares subject to stock options and stock option appreciation rights (SARs) that are exercisable within 60 days of February 15, 2008 and unvested restricted stock purchase rights:

	Sybase Stock
	Options and SARs	Service-Based Restricted	Performance-Based Restricted
	Exercisable w/in 60 days (#)	Stock (# of exercised shares)	Stock (# of exercised shares)

Mr. Chen	2,114,911	126,856	647,669
Mr. Beard	211,326	22,112	65,330
Mr. Capelli	134,279	25,087	77,903
Dr. Nathan	115,663	20,107	55,847
Mr. Ross	26,951	9,669	33,166
Mr. Alberding	175,332	0	0
Ms. Claudio	73,791	0	0
Mr. Daniels	5,249	0	0
Mr. Krause	127,332	0	0
Mr. Salisbury	115,332	0	0
Mr. Sum	43,832	0	0
Mr. Wayman	175,332	0	0
Ms. Yates	167,332	0	0
All current executive officers and directors	3,820,134	257,630	1,042,670

Performance-based restricted stock listed in the table above includes the following: (i) grants made in February 2005 where vesting is subject to our achievement of certain revenue growth rates, income before tax growth rates and stockholder return relative to S&P 400 performance, (ii) grants made in January 2006 where vesting is subject to our achievement of certain revenue growth rates, cash flow growth rates and return on invested capital thresholds, (iii) grants made in February 2007 where vesting is subject to our achievement of certain revenue, cash flow and return on invested capital thresholds, and (iv) grants made in February 2008 where vesting is subject to our achievement of certain revenue, cash flow and return on invested capital thresholds. Performance-based restricted stock shares will vest, and our repurchase right will lapse, three years from the grant date, in full or partially, based upon the achievement of performance at or above the thresholds set forth in each grant. If vesting thresholds are not met or the holder’s employment with us ceases, the unvested shares will be forfeited back to Sybase.

Service-based restricted stock included in the table above includes unvested restricted stock purchase rights issued in February 2008, February 2007, January 2006 and February 2005 with $0.00 per share purchase prices and remain subject to our repurchase right if an employee terminates within three years of the rights grant date.

(6)	The following table shows beneficial ownership of common stock of iAnywhere Solutions, Inc. (“iAS”), a majority-owned subsidiary of ours, as of February 15, 2008, by our executive officers. None of our non-employee directors were issued or hold iAS stock options or common stock. All of the securities reflected in the table are stock options to purchase common stock that are vested and exercisable within 60 days of February 15, 2008. iAS only has preferred stock outstanding, there are no shares of iAS common stock issued and outstanding.

	iAS Common Stock	Approximate Percent
	Beneficially Owned (#)	of Class (%)

Mr. Chen	1,070,000	*
Mr. Beard	20,000	*
Mr. Capelli	0	*
Dr. Nathan	25,000	*
Mr. Ross	0	*
Mr. Van der Vorst	100,000	*
All current Sybase executive officers and directors as a group (19) people	3,210,000	*

* Not meaningful since no shares of iAS common stock are currently issued and outstanding.

Equity Incentive Plans

Employee Stock Purchase Plans.  Our 1991 Employee Stock Purchase Plan and 1991 Foreign Subsidiary Employee Stock Purchase Plan, as amended (collectively, the “ESPP”), allow eligible employees to purchase our common stock through payroll deductions. The ESPP consists of 6-month exercise periods. The shares can be purchased at 95 percent of the fair market value of the common stock on the last day of each 6-month exercise period. Purchases are limited to 10 percent of an employee’s eligible compensation, subject to an annual maximum, as defined in the ESPP.

Stock Option Plans.  An aggregate of 700,000 and 300,000 shares of the common stock have been issued or reserved for issuance under the 1992 Director Option Plan, as amended (the “1992 Director Plan”), and the 2001 Director Option Plan, respectively as of December 31, 2007. Options expire ten years from the date of grant and vest ratably over four years from the grant date. The 1992 Director Plan expired in February 2002, and no further options are available for grant under the 1992 Director Plan, but optionees are able to exercise their vested options before those options expire.

An aggregate of 12,141,893 shares of common stock have been reserved for issuance upon the exercise of options granted to our qualified employees, directors and consultants pursuant to the 2003 Stock Plan (the “2003 Stock Plan”) at December 31, 2007. The Board of Directors, directly or through committees, administers the Plan and establishes the terms of option grants. Options expire on terms set forth in the grant notice (generally 10 years from the grant date, and for options granted after May 25, 2005 not more than 7 years from the grant date), three months after termination of employment, two years after death, or one year after permanent disability. Options are exercisable to the extent vested. Vesting occurs at various rates and over various time periods, but generally vest over four years.

On May 27, 2004, our stockholders approved the transfer of all shares available for grant pursuant to our 1996 Stock Plan and our 1999 Stock Plan to the 2003 Stock Plan along with all remaining shares represented by grants that are cancelled or forfeited without exercise under these plans and the 1992 Director Plan and the 2001 Director Option Plan. Our 1988 Stock Plan terminated in June 1998 in accordance with its terms, at that time no further grants were made under the 1998 Stock Plan, but optionees may exercise vested options prior to their expiration.

Restricted Stock Grants.  During 2007, 2006, and 2005, we issued service-based restricted common stock under the 2003 Stock Plan to certain senior executives and employees totaling 129,000, 92,786, and 60,000 shares, respectively. The service-based restricted shares are subject to be returned to us over a period of three years from date of grant. Our return right is triggered in the event a restricted shareholder’s recipient’s employment is terminated any time during the three year period. We have amortized the fair market value of the underlying shares on the date the service-based restricted shares were granted pro rata over the term of the applicable return right period.

During 2007, 2006, and 2005 we issued performance-based restricted common stock under the 2003 Stock Plan to certain executives and employees totaling 422,437, 335,264, and 582,000 shares, respectively. The performance-based restricted shares are subject to be returned to us over a period of three years from date of grant. Our return right is triggered in the event a restricted shareholder’s recipient’s employment is terminated any time during the three year period. In addition, the percentage of shares, if any, that will vest will be determined based on our percentage achievement of certain specified one to three year performance targets. Up to 125% of the shares issued in 2007 and 2006 can vest if the performance achievement exceeds the performance targets. We have amortized the current fair market value of the underlying shares expected to vest pro rata over the term of the applicable return right period. The fair value amortization is adjusted periodically for any changes to the amount of performance-based restricted shares expected to vest as a result of our return right triggers.

FFI Stock Option Plans.  In February of 2000, we established the 2000 FFI Stock Option Plan (the “2000 FFI Plan”). At December 31, 2007, an aggregate of 7,088,870 shares of the common stock have been reserved for issuance upon the exercise of options granted to qualified employees and consultants of FFI, a majority-owned subsidiary of ours, and certain employees of ours. Because FFI is not a public company, the fair market value of the shares issued under such plan has been determined by us and supported by a valuation prepared by an independent valuation expert. All options issued under the 2000 FFI Plan were granted at the estimated fair market value of the option at the date of grant. Options expire ten years from the grant date. In March 2001, the 2000 FFI Plan was terminated and no further options were granted under the Plan.

In March 2001, FFI established the 2001 FFI Stock Option Plan (the “2001 FFI Plan”). At December 31, 2007, an aggregate of 6,175,360 shares of FFI’s common stock have been reserved for issuance upon the exercise of options granted to qualified employees and consultants of FFI, and certain employees of Sybase, Inc. Because FFI is not a public company, the fair market value of the shares issued under such plan has been determined by us and supported by a valuation prepared by an independent valuation expert. FFI’s Board of Directors, directly or through committees, administers the 2001 FFI Plan and establishes the terms of option grants. No options were issued during 2007. Options expire ten years from the grant date. Vesting occurs at the rate of at least 20 percent per year over 5 years from the date options are granted.

iAS Stock Option Plan.  In March 2001, iAS established the 2001 iAS Stock Option Plan (the “iAS Plan”) and reserved for issuance an aggregate of 15,250,000 shares of iAS common stock upon the exercise of options granted to qualified employees and consultants of iAnywhere Solutions, Inc., a majority-owned subsidiary of ours, and certain employees of ours. iAS’s Board of Directors, directly or through committees, administers the iAS Plan and establishes the terms of option grants. Because iAS is not a public company, the fair market value of the shares issued under such plan has been determined by iAS’s Board of Directors and supported by a valuation prepared by us. Options expire ten years from the grant date, or three months after termination of employment, or two years after death, or one year after permanent disability. Vesting occurs at the rate of at least 20 percent per year over 5 years from the date options are granted.

Savings and Retirement Plan

We maintain a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) that allows eligible employees to contribute up to a certain percentage of their annual compensation to the Plan, subject to the annual IRS limit. In 2007 and 2006, the 401(k) Plan participants who (i) attained the age of 50 during the calendar year and (ii) had made the maximum plan or IRS pre-tax contribution were able to make an additional “catch-up” contribution up to a maximum of $5,000. In 2007, 2006 and 2005, we matched employee contribution at a rate of $0.50 for each dollar up to the first $4,000 of salary contributed by the employee, with a maximum employer match of $2,000 for the year fully vested. The 401(k) Plan also allows us to make discretionary contributions. There were no such discretionary contributions made in 2007, 2006 or 2005.

Preferred Stock Rights Agreement

Pursuant to a Preferred Stock Rights Agreement dated July 31, 2002 by and between us and American Stock Transfer & Trust Company, as Rights Agent, as amended, the Board of Directors declared a dividend of one Right to purchase one one-thousandth share of our Series A Participating Preferred Stock for each outstanding share of the common stock outstanding on August 15, 2002. Each Right entitles the registered holder to purchase one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $90, subject to certain adjustments, upon the acquisition of, or announcement of the intent to acquire, 15 percent of the common stock by a person or group of affiliated or associated persons.

The foregoing summary of the Preferred Stock Rights Agreement is qualified in its entirety by reference to Exhibit 4.1 to our Current Report on Form 8-K as filed with the SEC on August 5, 2002 and Exhibit 4.2 to our Current Report on Form 8-K as filed with the SEC on February 17, 2005, incorporated by reference herein.

Employment and Change of Control Agreements

Employment Agreement for John Chen.  In December 2007, we entered into an amended and restated employment agreement with Mr. Chen, pursuant to which he serves as our Chairman of the Board of Directors, CEO and President. The primary reason for amending and restating Mr. Chen’s employment agreement was to conform the agreement with recent regulations under Section 409A of the Internal Revenue Code (the “Code”). The agreement provides for annual base salary and target incentive compensation adjustments approved by the Board of Directors, and employee benefits comparable to those he received from his prior employer. In an effort to recruit Mr. Chen to join us, we agreed to make Mr. Chen “whole” for the benefits he would be forfeiting by leaving his then current employer. In August 2002, Mr. Chen’s existing employment agreement was amended to provide for certain post retirement healthcare benefits. If Mr. Chen’s employment terminates without cause and not in connection with a change of control, as defined in his amended and restated change of control agreement (see “Executive Change of Control Agreements,” below), Mr. Chen’s agreement provides for a severance payment equal to 150% of both his base salary and target annual cash bonus for the then-current fiscal year, continuation of his employee benefits for a period of 18 months from his effective date of termination, accelerated vesting of 100% of his then-outstanding stock options and stock appreciation rights and the immediate release of 50% of his restricted stock from escrow. See “Executive Change of Control Agreements,” below regarding amounts payable to Mr. Chen in the event his employment terminates in connection with a change of control.

Executive Change of Control Agreements

John Chen.  In 2007, we entered into an amended and restated change of control agreement with Mr. Chen, primarily to conform the agreement with recent regulations under Section 409A of the Code. The amended and restated agreement continues to provide for change in control severance payments equal to two times his then current annual base salary and annual target incentive compensation and accelerated vesting of 100% of his then-outstanding stock options and stock appreciation rights and the immediate release of all of his restricted stock from escrow. These benefits are payable upon a change of control, regardless of whether Mr. Chen is terminated (“single trigger”). A “change of control” means the first to occur of any of the following events: (i) change in ownership of us, (ii) change in effective control of us or (iii) change in ownership of a substantial portion of our assets (with an asset value change in ownership exceeding more than 50% of the total gross fair market value replacing the 40% default rule), all as defined under Code Section 409A and the related final Treasury regulations. In order to assure that Mr. Chen, along with certain other executive officers noted below who would be directly involved in the negotiation of a change of control of us (and who due to their positions with us would most likely not be employed by the surviving entity after a change of control) would be provided with incentive to support a change of control that the Board found to be in our best interests, we entered into single trigger agreements with these individuals. The Board entered into these single trigger agreements based on advice from independent legal counsel and industry practice at the time the agreements were executed. Additionally, if Mr. Chen’s employment terminates within 18 months of a change of control, other than for cause, we will continue his benefits for a two year period and we will “gross up” the benefit payments for the amount of any tax payable in respect of these benefits. If any payments under Mr. Chen’s change of control agreement are covered under Section 280G of the Code and subject Mr. Chen to excise tax under Section 4999 of the Code, we will provide him with an amount sufficient to cover the excise tax imposed and any other income or employment taxes imposed on the amounts paid to cover the excise tax.

Other Executives.  We also have single trigger change of control agreements with our current General Counsel and with the former Senior Vice President, Corporate Development and Marketing, who currently serves as the President of Sybase 365, one of our subsidiaries. These agreements are similar to the agreement entered into with our CEO except (i) these agreements provide for two times each officer’s then current annual base salary and one and a half times the officer’s annual target incentive compensation as severance payments following a change in control and (ii) if any payments under the foregoing change of control agreements are covered under Section 280G of the Code and subject the employee to excise tax under Section 4999 of the Code, we will either provide the employee full change of control benefits, or pay such lesser amount as would result in no portion of the change in control benefits being subject to excise taxes, whichever amount results in the greater after-tax benefit to the employee.

We also have other amended and restated change of control agreements, which were amended effective December 2007 primarily to conform the agreements with recent regulations under Section 409A of the Code. These agreements, which are similar to the ones noted in the paragraph above; were entered into with each of our other current executive officers. However, such agreements are not single trigger agreements. The benefits will be paid only if the executive’s employment is terminated upon or within 18 months following a change of control (“double trigger”). In entering into these agreements, the Board of Directors felt that it would be in the best interests of the stockholders to assure that during a change of control the executives were fully engaged and were not distracted by concerns regarding their employment status.

The tables below set forth the potential payments to the CEO, our current CFO and our other three most highly compensated executive officers (our “Named Executive Officers”) upon the occurrence of certain triggering events.

John Chen’s Change of Control or Termination Scenarios

Change of control and employment termination scenarios are shown below for Mr. Chen. Had he been terminated as of December 31, 2007, he would receive benefits between $0 and $32,201,454 depending on the reasons for the termination. He will not receive severance benefits under more than one of the scenarios. For example, if there is a change of control and his employment is terminated, he will only receive the amount he is entitled to under the change of control scenario, and he will not also be entitled to employment severance as a result of being terminated without cause.

•	Had a change of control occurred as of December 31, 2007, Mr. Chen would have been eligible to receive the payments set forth below:

Pay Item	Summary of Terms	Estimated Payment

Cash Severance	2x annual base salary; plus	$1,980,000
	2x the greater of (a) the average bonus paid for the previous 2 fiscal years or (b) the target incentive opportunity for the current fiscal year	2,807,000
Acceleration of Unvested Stock Options, SARs and Restricted Stock	All unvested stock options, SARs and restricted shares become immediately vested	17,911,553
Benefits Continuation	24 months benefits continuation (if terminated within 18 months of Change of Control)	141,028
Life Insurance	Reimbursement for Supplemental Insurance premiums	96,200
Retiree Health Plan Coverage(1)	Present value of lifetime retiree health plan premiums (assumes no services being provided)	870,785
Excise Tax Gross-up Payment	Payment to offset any excise taxes levied under Section 4999 of the Code	8,394,888
Total		$32,201,454

(1)	Based on cost estimates for continuation of medical, dental and vision coverage through 2033, with tax gross up applied since the premiums are paid pursuant to a self-insured discriminatory plan.

•	In the event that Mr. Chen is terminated by us without cause and a change of control has not occurred, the following benefits will be provided to Mr. Chen. A voluntary termination as a result of the following is considered a termination without cause: (i) without Mr. Chen’s express written consent, the assignment to Mr. Chen of any duties or the significant reduction of the Mr. Chen’s duties, either of which is materially inconsistent with Mr. Chen’s position with us and responsibilities in effect immediately prior to such assignment, or the removal of Mr. Chen from such position and responsibilities, which is not effected for disability or for cause; (ii) a material reduction by us in the base salary and/or target bonus of Mr. Chen as in effect immediately prior to such reduction; (iii) a material reduction by us in the kind or level of benefits to which Mr. Chen is entitled immediately prior to such reduction with the result that Mr. Chen’s overall benefits package is significantly reduced (other than a nondiscriminatory reduction affecting our employees generally); or (iv) the relocation of Mr. Chen to a facility or a location more than 75 miles from San Francisco without Mr. Chen’s express written consent. However these conditions will not constitute a termination without cause unless Mr. Chen has provided notice to us of the applicable condition within 90 days of it first occurring and we have been provided with at least 30 days to remedy the condition.

Pay Item	Summary of Terms	Estimated Payment

Cash Severance	1.5x annual base salary; plus	$1,485,000
	1.5x the target incentive opportunity for the current fiscal year	1,875,000
Acceleration of Unvested Stock Options, SARs and Restricted Stock	All unvested stock options and SARs and 50% of restricted shares become immediately vested	9,235,323
Benefits Continuation	18 months benefits continuation	104,968
Retiree Health Plan Coverage	Present value of lifetime retiree health plan premiums (assumes no services being provided)	870,785
Total		$13,571,076

•	In the event that Mr. Chen is terminated by us for cause or if Mr. Chen resigns, retires, dies or terminates his employment due to disability, Mr. Chen is not entitled to any severance payments or benefits other than retiree health plan coverage in certain situations. If prior to age 55, Mr. Chen (a) does not voluntarily terminate his employment with us and (b) is not terminated by us for cause, then he shall be entitled to retiree health plan coverage upon a termination of his employment for any reason after age 55.

Other Named Executive Officers’ Change of Control or Termination Scenarios

Change of control and employment termination scenarios are shown below for the other Named Executive Officers. These Named Executive Officers will not receive severance benefits under more than one of the scenarios. For example, if there is a change of control and his employment is terminated such that he is entitled to change of control benefits, he will only receive the amount he is entitled to under the change of control scenario, and he will not also be entitled to employment severance in connection with being terminated as a result of a layoff or reduction in force.

•	Had a change of control occurred as of December 31, 2007, Mr. Beard would have been eligible to receive the payments set forth below. Also had a change of control occurred during calendar year 2007, and had

Mr. Ross, Dr. Nathan or Mr. Capelli been terminated as of December 31, 2007, such Named Executive Officer would have been eligible to receive the payments set forth below:

			Estimated		Estimated
		Estimated	Payment	Estimated	Payment
		Payment	to Marty	Payment	to Steve
Pay Item	Summary of Terms	to Jeff Ross	Beard	to Raj Nathan	Capelli

Cash Severance	2x annual base salary; plus	$650,000	$726,280	$773,136	$831,600
	1.5x the average of (x) the annual bonus paid in the most recently completed fiscal year, and (y) the target incentive in effect in year of the Change in Control	183,661	345,540	374,622	372,036
Acceleration of Unvested Stock Options, SARs and Restricted Stock	All unvested stock options, SARs and restricted shares become immediately vested	908,676	1,800,942	1,713,770	2,293,872
Benefits Continuation	24 months benefits continuation (if terminated within 18 months of Change of Control)	141,028	141,028	141,028	141,028
Excise Tax Gross-up Payment	Payment to offset any excise taxes levied under Section 4999 of the Code	0	0	0	0
Total		$1,883,365	$3,013,790	$3,002,556	$3,638,536

•	In the event that any Named Executive Officer (other than Mr. Chen) is terminated as a result of a layoff or a reduction in force and a change of control has not occurred, the Named Executive Officer is entitled to a severance benefit equal to the greater (i) 4 months of base salary or (ii) 2 months of base salary plus 2 weeks of base salary for each year of service with us, provided that the total severance payment shall not exceed 24 weeks of base salary. Had any Named Executive Officer been terminated on December 31, 2007 and had he been entitled to a severance payment, he would have been eligible to receive the payments set forth below:

Jeff Ross	Marty Beard	Raj Nathan	Steve Capelli

$150,000	$158,291	$177,821	$191,268

•	In the event that any Named Executive Officer (other than Mr. Chen) is terminated by us for cause or if such person resigns, retires, dies or terminates his employment due to disability, the executive is not entitled to any severance payments or benefits.

Other Agreements with our Officers and Directors

We have entered into indemnification agreements with each of our executive officers and directors. Such indemnification agreements require us to indemnify these individuals to the fullest extent permitted by law.

Other Plans and Arrangements

On February 25, 2008, we entered into an agreement with Sandell, which, collectively own approximately 6.06% of the common stock, pursuant to which, subject to certain conditions, (i) we will undertake the Offer, and we will use its best efforts to complete approximately $82.9 million in additional open market repurchases under our existing stock repurchase plan prior to the completion of our 2009 Annual Meeting; (ii) Sandell will withdraw their then-current nominees to the Board of Directors, will terminate their then-current proxy solicitation, will vote in favor of our nominees for directors, and against any nominee not recommended by the Board of Directors, at the 2008 Annual Meeting and the 2009 Annual Meeting; and, (iii) for the duration of such agreement as defined therein, Sandell will with certain exceptions, (a) limit their future acquisition of shares, as well as any acquisition by their controlled affiliates; (b) not participate in any tender offer or comparable transaction involving us; and (c) not participate in any dissolution, restructuring or other extraordinary transaction with respect to us; (d) not participate in any proxy contest in opposition to proposals or matters proposed, recommended or otherwise supported by our board of directors, with limited exceptions relating to certain publicly-announced transactions involving us (“Material Transactions”); (e) not make any public announcement with respect to effecting a merger or similar transaction involving the Issuer, with limited exceptions involving Material Transactions; (f) not form a “group” with unrelated parties; and (g) not publicly seek permission to do any of the activities mentioned in (a) through (f), nor seek permission to make any public announcement regarding the foregoing.

Recent Securities Transactions

Based on our records and on information provided to us by our directors, executive officers, affiliates, and subsidiaries, the following table sets out the transactions involving shares of our common stock involving us, our affiliates, subsidiaries, directors, or executive officers during the 60 days prior to March 10, 2008.

Shares of Common Stock Purchased or Sold

	(1/10/2008 - 3/10/2008)
			Price	Transaction
Name	Date	# of Shares	Per Share	Footnote

John S. Chen	1/14/2008	10,000	$9.9300	1
	1/14/2008	(10,000)	$26.0000	2
	1/30/2008	20,000	$9.9300	1
	1/30/2008	(20,000)	$28.0000	2
	2/1/2008	20,000	$9.9300	1
	2/1/2008	(20,000)	$28.1550	2
	2/22/2008	(168,750)	$26.7478	4
	3/3/2008	10,000	$9.9300	1
	3/3/2008	(10,000)	$26.2526	2
Richard C. Alberding	1/28/2008	12,000	$8.6880	1
	1/28/2008	(12,000)	$27.1102	2
Marty Beard	2/25/2008	(7,000)	$27.0883	3
	2/25/2008	(28,000)	$27.0891	4
Steven M. Capelli	2/22/2008	(7,000)	$26.7504
	2/22/2008	(24,000)	$26.7504	4
Daniel R. Carl	2/25/2008	(2,000)	$27.0876	3
	2/25/2008	(10,000)	$27.0927	4
	2/25/2008	(2,000)	$27.0830	3
	2/25/2008	(10,000)	$27.0888	4
Cecilia Claudio	2/4/2008	10,000	$17.3000	1
	2/4/2008	(10,000)	$28.3542	2
	2/4/2008	10,000	$18.0900	1
	2/4/2008	(10,000)	$28.3542	2
	2/4/2008	542	$14.1900	1
	2/4/2008	(542)	$28.3542	2
	2/4/2008	5,500	$13.2100	1
	2/4/2008	(5,500)	$28.3542	2
	2/5/2008	6,000	$18.0900	1
	2/5/2008	(6,000)	$28.3681	2
Raj Nathan	2/22/2008	(5,100)	$26.7554	3

	(1/10/2008 - 3/10/2008)
			Price	Transaction
Name	Date	# of Shares	Per Share	Footnote

	2/22/2008	(14,500)	$26.7554	4
Jeffrey G. Ross	2/25/2008	(1,700)	$27.0835	3
	2/25/2008	(8,500)	$27.0904	4
Terry Stepien	2/25/2008	(2,595)	$27.2000	3
	2/25/2008	(8,650)	$27.2000	4
Jack E. Sum	1/28/2008	11,000	$13.2100	1
	1/28/2008	(11,000)	$27.0639	2
	1/28/2008	500	$13.2100	1
Nita C. White-Ivy	2/25/2008	(3,380)	$27.0775	3
	2/25/2008	(20,280)	$27.0926	4
Sybase, Inc.	1/23/2008	6,000	$23.9900	5

1.	Shares purchased through the exercise of options

2.	Open market sale

3.	Sale of vested restricted stock which vested 100% on the third anniversary of the grant date, until such time they were subject to forfeiture

4.	Restricted stock which vests in full or partially, in three years contingent upon our attainment of multiple financial performance targets

5.	Purchase of common stock pursuant to our Stock Repurchase Program

12.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act

The purchase by us of shares under the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of stockholders. As a result, trading of a relatively small volume of the shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.

We believe that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from the NYSE. The Offer is conditioned upon there not being any reasonably likelihood, in our reasonable judgment, that the consummation of the Offer and the purchase of shares will cause the shares to be delisted from the NYSE. See Section 7.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the Commission and comply with the Commission’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares under the Offer pursuant to the terms of the Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

13.	Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer that is material to the success of the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action where practicable if practicable within the time period contemplated by the Offer. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. Our obligations under the Offer to accept for payment and pay for shares is subject to conditions. See Section 7.

14.	Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders

The following describes certain material U.S. federal income tax consequences relevant to the Offer for U.S. Holders (as defined below). This discussion is based upon the Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion deals only with shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (such as dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations or persons who hold shares as part of a hedging, integrated, conversion or constructive sale transaction or as a position in a straddle). In particular, different rules may apply to shares acquired as compensation (including shares acquired upon the exercise of employee stock options or otherwise as compensation). This discussion does not address the state, local or non-U.S. tax consequences of participating in the Offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the Offer.

As used herein, a “U.S. Holder” means a beneficial holder of shares that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States, (b) a corporation or entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if a court within the United States can exercise primary supervision of the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust.

Holders of shares, other than partnerships (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes), that are not U.S. Holders (“foreign stockholders”) should consult their tax advisors regarding the U.S. federal income tax consequences and any applicable foreign tax consequences of the Offer and also should See Section 3 for a discussion of the applicable U.S. withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

IRS CIRCULAR 230 DISCLOSURE:  TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, WE INFORM YOU THAT (I) ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THIS DOCUMENT (INCLUDING ANY ATTACHMENT) IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING TAX PENALTIES UNDER THE INTERNAL REVENUE CODE; (II) SUCH ADVICE WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (III) TAXPAYERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) beneficially owns shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Beneficial owners that are partnerships, and partners in such partnership should consult their own tax advisors.

Non-Participation in the Tender Offer.  U.S. Holders that do not participate in the Offer will not incur any tax liability as a result of the consummation of the Offer.

Exchange of Shares Pursuant to the Tender Offer.  An exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that participates in the Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from us.

Under Section 302 of the Code, a U.S. Holder will recognize gain or loss on an exchange of shares (including the Rights) for cash if the exchange (a) results in a “complete termination” of all such U.S. Holder’s equity interest in us, (b) results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. In applying the Section 302 tests, a U.S. Holder must take into account stock that such U.S. Holder constructively owns under certain attribution rules, pursuant to which the U.S. Holder will be treated as owning shares of our stock owned by certain family members (except that in the case of a “complete termination” a U.S. Holder may waive, under certain circumstances, attribution from family members) and related entities and shares of our stock that the U.S. Holder has the right to acquire by exercise of an option. An exchange of shares for cash will be a substantially disproportionate redemption with respect to a U.S. Holder if the percentage of the then-outstanding shares owned by such U.S. Holder in us immediately after the exchange is less than 80% of the percentage of the shares owned by such U.S. Holder in us immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. Holder nonetheless may satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s equity interest in us. An exchange of shares for cash that results in any reduction of the proportionate equity interest in us of a U.S. Holder with a relative equity interest in us that is minimal and that does not exercise any control over or participate in the management of our corporate affairs should be treated as “not essentially equivalent to a dividend.” U.S. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

If a U.S. Holder is treated as recognizing gain or loss from the disposition of the shares (including the Rights) for cash, such gain or loss will be equal to the difference between the amount of cash received and such U.S. Holder’s tax basis in the shares (including the Rights) exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange.

If a U.S. Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares (including the Rights) for cash, the entire amount of cash received by such U.S. Holder pursuant to the exchange will be treated as a dividend to the extent of the portion of our current and accumulated earnings and profits allocable to such shares. Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as dividends, without reduction for the tax basis of the shares exchanged. To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. Holder, (a) it generally will be eligible for a dividends-received deduction (subject to certain requirements and limitations) and (b) it generally will be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

To the extent that amounts received pursuant to the Offer that are treated as dividends exceed a U.S. Holder’s allocable share of our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the tax basis of such U.S. Holder’s shares, and any amounts in excess of the U.S. Holder’s tax basis will constitute capital gain. Any remaining tax basis in the shares tendered will be transferred to any remaining shares held by such U.S. Holder.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause us to accept fewer shares than are tendered. Therefore, a U.S. Holder can be given no assurance that a sufficient number of such U.S. Holder’s shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for U.S. federal income tax purposes pursuant to the rules discussed above.

Any U.S. Holder that, immediately before the exchange of our shares for cash pursuant to the Offer, owned at least 5% (by vote or value) of our total outstanding shares must include a statement on or with such holder’s tax return for the taxable year of the exchange indicating the fair market value and basis of the shares transferred and the amount of cash received pursuant to the Offer.

See Section 3 with respect to the application of U.S. withholding and backup withholding.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX IMPLICATIONS OF THE TENDER OFFER UNDER APPLICABLE FEDERAL, STATE OR LOCAL LAWS. FOREIGN SHAREHOLDERS SHOULD ALSO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES UNIQUE TO HOLDERS WHO ARE NOT U.S. PERSONS.

15.	Extension of the Tender Offer; Termination; Amendment

We expressly reserve the right, in our sole discretion, at any time prior to the Expiration Time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, if any of the conditions set forth in Section 7 has occurred or is deemed by us to have occurred, to terminate the Offer prior to the Expiration Time and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PR Newswire or another comparable service. In addition, we would file such press release as an exhibit to the Schedule TO.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price, a change in percentage of securities sought or a change in the dealer manager’s soliciting fee ) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (1)(a) we increase or decrease the price to be paid for shares beyond the range, (b) decrease the number of shares being sought in the Offer, or (c) increase the number of shares being sought in the Offer by more than 714,285 of our outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to stockholders in the manner specified in this Section 15, the Offer will be extended until the expiration of such period of ten business days.

16.	Fees and Expenses

We have retained Merrill Lynch & Co. to act as the Dealer Manager, in connection with the Offer. In its role as Dealer Manager, Merrill Lynch & Co. may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that it contacts or persons that contact it. Merrill Lynch & Co. will receive reasonable and customary compensation. We also have agreed to reimburse Merrill Lynch & Co. for reasonable out-of-pocket expenses incurred in connection with the Offer, and to indemnify Merrill Lynch & Co. against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

Merrill Lynch & Co. and its affiliates have provided, and may in the future provide, various investment banking and other services to us, for which we would expect they would receive customary compensation from us. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, Merrill Lynch & Co. and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.

We have retained Innisfree M&A Incorporated to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17.	Miscellaneous

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to purchase securities in any jurisdiction in which such offer is not permitted or would not be permitted. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.

You should only rely on the information contained in this Offer to Purchase or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to the Purchase or in the related Letter of Transmittal.

If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Dealer Manager, the Depositary or the Information Agent.

March 10, 2008

March 10, 2008

The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:
The Depositary for the Offer is:
American Stock Transfer & Trust Company

By Mail or Overnight Courier:	By Facsimile Transmission:	By Hand:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	For Eligible Institutions Only: (718) 234-5001 For Confirmation Only Telephone: (877) 248-6417 or (718) 921-8317	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

Delivery of the letter of transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free: (877) 456-3463
Banks and Brokers Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:
Merrill Lynch & Co.
4 World Financial Center
New York, New York 10080
Attention: Special Equity Transactions
Call: (609) 818-8000
Call Toll-free: (877) 653-2948